Exhibit (a)(1)(xvii)

From: PTC Human Resources

Sent: Thursday, July 07, 2005 5:31 PM

To: [PTC Pacific Rim employees]

Subject: Stock Option Exchange Offering

Dear all,

Further to Dick Harrison’s message below regarding the Stock Option Exchange programme, employees eligible for this exchange would have received an email from Dick this morning with details of this programme.

Because of very strict regulations surrounding this Exchange programme, PTC Management is not allowed to discuss this programme with employees, and no employee event will be held.

Similarly, we are also not allowed to answer any questions on this topic. If you have any questions, please direct them to: stockoptions@ptc.com

Thank you.

HR Department

——-Original Message——-

From: Harrison, Dick

Sent: 30 June 2005 02:38

To: ptc-all

Subject: Stock Option Exchange Offering

In March, I notified you that our shareholders approved a one-time stock option exchange for eligible PTC employees. We expect to offer the exchange to eligible employees on or around July 6, 2005. Eligible employees will receive an email with the terms and conditions of the exchange offer as well as instructions on how to participate in the offer should they elect to participate. We expect to keep the offer open for approximately one month.

Sincerely,

Dick Harrison